Notice of Exempt Solicitation Pursuant to Rule 14a-6(g)(1)

Name of the Registrant:

Alphabet Inc.

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

One Congress Street, Suite 3101, Boston, MA 02114

The attached written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

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Alphabet Inc.
Vote FOR Proposal 5

Shareholder proposal requesting Alphabet Inc.

Provide Enhanced Disclosure of Climate Plans

Dear Alphabet Inc. Shareholder,

Trillium Asset Management, LLC (“Trillium”) urges you1 to vote FOR Proposal 5, Shareholder proposal requesting “Alphabet Inc. provide additional information illustrating how it will meet its climate-change related commitments” at the Alphabet Inc. (“Alphabet”) annual meeting of shareholders on June 5, 2026. The proposal seeks additional disclosure regarding the company’s plan to reach its 2030 greenhouse gas (GHG) emissions reduction targets.

The Proposal

RESOLVED: Shareholders request that Alphabet publish a report, at reasonable cost, within a reasonable time, and excluding confidential or proprietary information, explaining how it will meet the climate change-related commitments it has made on GHGs, given the massively growing energy demand from artificial intelligence and data centers that Alphabet is planning to build.

For the following reasons, we are urging Alphabet shareholders to vote FOR Proposal 5:

1.	The central issue raised by the proposal is not whether Alphabet provides disclosure on its efforts to reach its 2030 climate targets. It is whether the company provides the right disclosure needed to fully inform its investors. We believe Alphabet’s existing reporting is missing key information, including information about its anticipated emissions reduction pathway to 2030 and whether it plans to pivot its emissions reduction strategies given the uncertainties it faces. Such information may have significant business implications and may be of heightened interest to investors, especially if it reveals directional changes in the company’s capital spending. Examples of valuable disclosure include the assumptions underpinning Alphabet’s transition plans, scenario analyses, contingencies, and stress testing of its operational and value chain emissions reduction strategies.

2.	Because Alphabet is the subject of intense ongoing public, regulatory, and investor scrutiny, it has a strong incentive to enhance its credibility and proactively manage reputational risk, thereby bolstering investor confidence. Greater transparency of Alphabet’s plans to achieve its 2030 climate targets could better inform investors of potential reputational risk or threats to its credibility should it fall short of achieving its stated commitments.

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

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3.	Providing additional disclosure on its climate transition plans may be valuable to universal owners for whom climate change represents systemic, unhedgeable and undiversifiable risk. Climate change is widely considered a macroeconomic threat,[2,3] and for diversified investors, it has the potential to erode long-term returns, which are driven primarily by the performance of the overall economy.[4] Therefore, climate change may present a material investment risk beyond its direct impact on Alphabet, adding impetus for the company to act in ways that benefit its shareholders including by providing greater visibility into its climate risk mitigation activities.

4.	Leading corporate climate transition plans are available to serve as model disclosures for Alphabet. Although the proposal does not specifically call on Alphabet to issue a climate transition plan, such plans contain many of the disclosures investors seek. Ball Corporation, [5] National Grid,[6] Danone,[7] and KPMG[8] have issued climate transition plans that articulate their respective strategies and timelines for reaching their climate targets and provide decision-useful information to their investors and stakeholders. Alphabet could do the same.

I.	KEY INFORMATION IS MISSING FROM ALPHABET’S CURRENT REPORTING

It is undeniable that Alphabet has built a strong reputation as a climate leader and for good reason. In the early 2020s, it set two targets to achieve by 2030: 1) to match all of its electricity demand with clean energy around the clock and 2) to reduce all greenhouse gas emissions across its business and value chain by 50%. While Alphabet provides wide-ranging disclosure covering efforts to meet its targets, it could better inform investors by providing its anticipated emissions reduction pathway and any plans to pivot its emissions reduction strategies and/or investments given the uncertainties it faces in reaching its targets. Such disclosure would improve transparency and align with best disclosure practices exemplified by leading corporate climate transition plans.

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2 https://link.springer.com/article/10.1007/s10640-023-00831-0

3 https://oecdecoscope.blog/2025/09/08/new-oecd-long-run-scenarios-focus-on-the-trade-off-between-carbon-mitigation-and-climate-damage/

4 https://www.unepfi.org/psi/wp-content/uploads/2012/06/universal_ownership_full.pdf

5 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf

6 https://www.nationalgrid.com/document/151931/download

7 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf

8 https://assets.kpmg.com/content/dam/kpmgsites/xx/pdf/2025/09/climate-transition-plan.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

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The desire for greater transparency comes at a critical moment. With four years left to reach its 2030 targets, Alphabet has a narrow window during which to secure additional clean energy supply and drive down emissions across its organization and value chain. While timelines for the company’s critical energy and emissions reduction projects may shift, it is wholly implausible that Alphabet does not know its path toward reaching its targets--and whether it is likely to hit them. Although Alphabet’s 2025 Environmental Report discusses progress the company is making and initiatives it’s working on, its reporting does not supplant the forward-looking information and analysis contemplated by the proposal. Alphabet could offer more detail to its investors, who may seek greater visibility into how the company is executing on its plans and strategies, particularly should they have significant impacts on its business.

Examples of meaningful disclosure may include, but are not limited to, the following list. (See footnotes for links to examples other companies’ disclosures.)

•	Contingency plan – A contingency plan would help answer an important question: What is Alphabet’s Plan B, C, or D if the main levers it’s relying on to reach its 2030 targets don’t materialize? For example, what if its suppliers cannot decarbonize quickly enough or key renewable energy projects fail to come online quickly enough? How is the company prepared to adapt?[9]
•	Stress test – Alphabet could stress test its strategies for achieving its 2030 targets. A stress test would analyze factors under the company’s control, such as its capital expenditures, as well as factors out of its control such as material costs, technology readiness (e.g. SMRs) or grid interconnection delays. The results would indicate the company’s confidence in delivering on its various initiatives.[10]
•	Anticipated emissions pathway to 2030 - Because Alphabet’s emissions have risen quickly in the last five years, publishing its anticipated emissions reduction trajectory compared with the IPCC’s low- and no-overshoot 1.5 degrees Celsius-aligned pathways[11] could help investors understand how the company envisions its path forward and whether it will overshoot the IPCC’s recommended pathway temporarily or in the long term.[12,13,14,15]

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9 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=13

10 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=58

11 https://www.unepfi.org/themes/climate-change/recommendations-for-policy-makers-on-net-zero-action-aligning-commitments-with-science-based-no-low-overshoot-1-5-c-scenarios/

12 https://www.nationalgrid.com/document/151931/download. See pages 11, 13, 14, 16, 17, 19, 20, and 21.

13 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf#page=5

14 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf. See pp. 20, 23, 26, 28,30, and 32

15 https://assets.kpmg.com/content/dam/kpmgsites/xx/pdf/2025/09/climate-transition-plan.pdf#page=11

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

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•	Estimated tons of carbon removal – Alphabet could publish an estimate of the tons of carbon removal that may intend to apply to compensate for any residual emissions in 2030. This disclosure would help explain how the company sees carbon removal as part of its path to emissions reduction. Further, carbon removals are a topic of heightened investor interest due to concerns about the veracity of and reliance on carbon offsets.[16]

Given the company’s extensive capital planning efforts, climate moonshot,17 and overall technological sophistication, we believe that preparing and publishing the above disclosures are well within its capabilities.

II.	INVESTOR CONCERNS REGARDING CREDIBILITY AND REPUTATIONAL RISK NECESSITATE ENHANCED DISCLOSURE

Credibility and reputational strength can influence investor trust in companies.18 Some studies demonstrate that reputation and higher management credibility, as measured by, among other things, transparency policies19 and forecast accuracy on company targets and metrics20,21 can lead to easier access to and lower cost of and capital.22,23 Underpinning investors’ abilities to assess the company’s credibility and determine reputational strength is transparency, which is why disclosure of Alphabet’s anticipated next steps, contingencies, and strategies for hitting its 2030 targets could offer valuable, investor-useful information.

In recent years, Alphabet has spent multiple billions of dollars developing its AI models and building millions of square feet of data centers.24 It has financed its investments internally through its own reserves as well as through retained earnings, sizeable debt issuance, and government subsidies and tax incentives. While Alphabet is among the Magnificent 7, known for its leading market returns,25 its ability to execute on plans to monetize its AI models is an area of heightened investor scrutiny with regular speculation about the likelihood of its success.26,27,28,29 In parallel, we believe that Alphabet’s ability to execute on its climate targets deserves heightened scrutiny, as it could be an indicator of management’s facility in meeting its overarching corporate goals.

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16 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf#page=24. See footnote.

17 https://www.gstatic.com/gumdrop/sustainability/google-2025-environmental-report.pdf#page=79

18 https://www.academia.edu/40764564/Corporate_Reputation_and_Subsequent_Financial_Performance_A_Theoretical_Explanation_of_the_Mediating_Role_of_Trust

19 https://iiardjournals.org/get/IJBFR/VOL.%2011%20NO.%204%202025/FINANCIAL%20DISCLOSURE%20AND%20STOCK%2045-55.pdf

20 https://www.jstor.org/stable/24468521

21 https://econpapers.repec.org/article/sprreaccs/v_3a22_3ay_3a2017_3ai_3a2_3ad_3a10.1007_5fs11142-017-9391-5.htm

22 https://www.echoresearch.com/news-events/119-trillion-in-sp-500-firms-attributed-to-reputation/

23 https://www.sciencedirect.com/science/article/abs/pii/S0264999324001421

24 https://www.industrialinfo.com/news/article/alphabet-inc-leads-in-planned-2023-us-data-center-project-starts--319543; https://baxtel.com/data-centers/google.

25 https://www.fidelity.com/learning-center/smart-money/magnificent-7-stocks. Leading market returns are considered to be the average performance of the Magnificent 7 compared to the S&P 500.

26 https://finance.yahoo.com/news/google-ai-dominance-being-tested-202948884.html

27 https://www.axios.com/2025/12/16/google-facebook-meta-ai-wall-street

28 https://www.fool.com/investing/2026/03/18/heres-why-googles-185-billion-ai-bet-in-2026-could/

29 https://www.wsj.com/tech/ai/google-earnings-alphabet-q2-2025-goog-stock-401cb41f

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

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If Alphabet is in danger of underperforming in terms of meeting its 2030 commitments, it could be subject to reputational risk during a time when it is under intense public, regulatory, and investor scrutiny. It is currently drawing public attention stemming building its giant data centers, which has spurred community opposition in certain areas of the U.S. and abroad. Concerns about sizeable water withdrawals needed for data center cooling systems, noise pollution, visual blight, and increased electricity rates and CO2 emissions have stoked unwelcomed pushback for the company.30,31,32,33 As a remedy, when Alphabet seeks local approvals to build and operate its data centers, it could build trust with impacted communities by embracing transparency, committing to mitigate impacts, and regularly informing community members of any changes to its plans.

Managing and avoiding reputational risk may prove beneficial elsewhere in its business. Alphabet is the subject of multiple lawsuits – primarily focused on data privacy and user safety. A variety of plaintiffs have filed lawsuits against the company regarding violations of the Children’s Online Privacy Protection Act,34 the addictive nature of YouTube,35 and eavesdropping on users via Google Assistant.36 Ongoing erosion of public trust may affect the company’s ability to stave off lawsuits, engage with local communities, and maintain its social license to operate.

Moreover, the importance of trust and credibility is not confined to access to capital, deployment of data centers, or legal entanglements. Trust and credibility are viewed as core issues to public acceptance and adoption of AI. A recent survey of the general public in European countries, the U.S., and Canada indicates that fewer than 50% respondents express trust in AI.37 The results for the U.S. alone are particularly eye opening – only 32% of Americans surveyed feel they can trust AI.38 Similar surveys conducted by the Pew Research Center39 and Stanford University40 bear out these findings.

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30 https://www.opb.org/article/2026/01/15/as-googles-water-demands-grow-the-dalles-aims-to-pull-more-from-mount-hood-forest/

31 https://virginiabusiness.com/loudoun-county-supervisors-shake-up-data-center-regulations/

32 https://www.datacenterdynamics.com/en/news/google-denied-data-center-planning-permission-in-dublin-ireland/

33 https://www.datacenterwatch.org/report

34 https://www.classaction.org/news/30m-google-youtube-settlement-aims-to-resolve-privacy-lawsuit-over-allegedly-unlawful-collection-of-childrens-data

35 https://www.pbs.org/newshour/nation/instagram-and-youtube-found-liable-in-landmark-social-media-addiction-trial-in-california

36 https://www.cbsnews.com/news/google-voice-assistant-lawsuit-settlement-68-million/

37 https://www.edelman.com/sites/g/files/aatuss191/files/2025-02/2025%20Edelman%20Trust%20Barometer_Insights%20Technology%20Sector_FINAL.pdf. Pg 5.

38 https://www.edelman.com/sites/g/files/aatuss191/files/2025-02/2025%20Edelman%20Trust%20Barometer_Insights%20Technology%20Sector_FINAL.pdf. Pg 5.

39 https://www.pewresearch.org/science/2025/09/17/how-americans-view-ai-and-its-impact-on-people-and-society/

40 https://hai.stanford.edu/assets/files/hai_ai-index-report-2025_chapter8_final.pdf. Pg 7.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

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Building and maintaining credibility appears to be a cross-cutting and significant issue for Alphabet. By providing the disclosure requested in the proposal, the company could honor the value that investors place on transparency while simultaneously allowing them to assess the credibility of its plans for fulfilling its climate commitments.

III.	climate transition plan DISCLOSURE MAY BE valuable to universal owners WHO VIEW climate change AS A systemic risk

Given that the growth and stability of the economy is a key driver of long-term portfolio returns for diversified investors, climate change is an important consideration, beyond its impact on Alphabet itself.

Due to the current and predicted wide-ranging impacts of climate change, it is considered by many as a significant macroeconomic threat.41,42 In fact, one study shows that the nominal returns of an average portfolio comprising 60% equities and 40% bonds could be 10-40% lower over the next 40 years due to climate change impacts, relative to a baseline without additional climate impacts.43 Further, a 2024 study by the EDHEC-Risk Climate Impact Institute has introduced a new model demonstrating there is a heightened risk of downward revisions to global equity valuations if the pace of decarbonization does not accelerate. It states that “[t]he difference in equity valuations between a no-climate-damage world and a world with climate damages can be significant, ranging from less than 10% if prompt and robust abatement action is taken, rising to more than 40% in a close-to-no-action case.”44

Enhanced climate-related disclosure can benefit universal holders and broadly diversified investors by improving their ability to assess system-wide financial risks that climate change poses across portfolios, sectors, and the real economy. For investors whose long-term returns depend on overall economic health, greater transparency on climate risks helps identify externalities—such as potential physical damage and transition risk—that can reduce aggregate market returns if left unmanaged. Within this context, it is important for investors to understand how individual companies are acting to increase or decrease risks to their wider portfolios. Uneven reporting or underreporting of investor-useful information by companies may thwart investors’ abilities to fully assess these risks.

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41 https://link.springer.com/article/10.1007/s10640-023-00831-0

42 https://oecdecoscope.blog/2025/09/08/new-oecd-long-run-scenarios-focus-on-the-trade-off-between-carbon-mitigation-and-climate-damage/

43 https://www.gic.com.sg/uploads/2023/04/GIC-ThinkSpace-Climate-Scenario-Analysis.pdf

44 https://link.springer.com/article/10.1007/s10640-024-00953-z

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

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For these reasons, we believe Alphabet has the responsibility to act in ways that broadly advance shareholder interests, and increased transparency around its climate risk mitigation efforts is a reasonable step toward that goal.

IV.	Leading corporate climate transition plans can serve as model disclosures for Alphabet

Through their public-facing climate transition plans, other companies are providing the types of disclosures that this proposal requests of Alphabet. For example:

•	National Grid publishes scenario analyses to guide its “strategic decision-making process and support the delivery of [its] climate targets.”[45] It describes the assumptions, dependencies and uncertainties underpinning its plan to reach its near-term science-based and its 2050 near-zero emissions reduction targets. Additionally, it outlines its near-term action steps and compares its anticipated high- and low-emissions reduction pathways to a 1.5°C scenario pathway.[46]

•	Ball Corporation provides a comprehensive set of scenario analyses describing factors that could impact its ability to reach its net-zero by 2040 emissions reduction target. Importantly, it outlines alternative strategies for achieving its target in case its pathway dependencies change. [47],48 It also stress tests the robustness of each of its emissions reduction strategies and reports the results of its analysis through a heat map.[49]

•	Danone[50,51] and KPMG[52] have set near-term science-based and 2050 net-zero emissions reduction targets and publish their anticipated emissions reduction pathways to 2030 compared to a 1.5°C scenario pathway. Danone also provides an estimate of the tons of carbon removal that may be required to offset its residual emissions.[53]

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45 https://www.nationalgrid.com/document/151931/download#page=11

46 https://www.nationalgrid.com/document/151931/download. See pages 11, 13, 14, 16, 17, 19, 20, and 21.

47 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=13

48 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=34

49 https://www.ball.com/getattachment/1682b13b-4f76-43ab-a111-733d2d70889f/NET-ZERO-REPORT-2023.pdf#page=58

50 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf#page=5

51 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf. See pp. 20, 23, 26, 28,30, and 32.

52 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf#page=5

53 https://www.danone.com/content/dam/corp/global/danonecom/about-us-impact/policies-and-commitments/en/danone-climate-transition-plan-2023.pdf#page=24. See footnote.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.

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We believe these additional disclosures are critical to helping investors assess how board and management are navigating the business opportunities afforded by the rollout of Alphabet’s AI products with meeting its existing climate commitments. Indeed, the billions of dollars invested in AI model development, training and testing, microchips, and the data centers that house them call for more transparency around Alphabet’s plans rather than less.

V.	CONCLUSION

Without additional disclosure, it may prove difficult to gauge how Alphabet’s strategies, i.e. AI model optimization, efficient infrastructure, and clean energy procurement, will be implemented on the scale and timeframe needed to reach its 2030 targets. Moreover, as Alphabet itself reports, its greenhouse gas emissions have steadily risen. At the end of 2024, the company disclosed a 51% increase in emissions compared to a 2019 baseline.54

Greater transparency could help Alphabet avoid any potential material risks associated with diminution of its credibility, reputational damage, or lack of investor confidence if its climate mitigation activities are not effectively managed, remain unclear, or require significant strategic pivots.

By fulfilling the proposal request, we believe Alphabet could better serve its investors with additional insights into how it is navigating the challenges and opportunities associated with reaching its 2030 climate targets.

We therefore urge you to vote FOR Proposal 5 on Alphabet’s proxy card.

If you have any questions or need additional information, please contact Andrea Ranger at aranger@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

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54 https://www.gstatic.com/gumdrop/sustainability/google-2025-environmental-report.pdf#page=82

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Alphabet Inc.’s proxy statement.